SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated September 5, 2003


                              ____________________


                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 80050 Tepebasi
                                Istanbul, Turkey

                              ____________________
                    (Address of Principal Executive Offices)


             Indicate by check mark whether the registrant files or
                will file annual reports under cover of Form 20-F
                                  or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

           Indicate by check mark if the registrant is submitting the
                Form 6-K in paper as permitted by Regulation S-T
                                 Rule 101(b)(1):

                                Yes: |_| No: |X|

           Indicate by check mark if the registrant is submitting the
                Form 6-K in paper as permitted by Regulation S-T
                                 Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
            Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosures:   Press release dated September 4, 2003 - "TURKCELL SUBSIDIARY
              INTENDS TO BUY DIGITAL PLATFORM"


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[TURKCELL GRAPHICS OMITTED]


                                                           FOR IMMEDIATE RELEASE



              TURKCELL SUBSIDIARY INTENDS TO BUY DIGITAL PLATFORM

Istanbul, Turkey: September 4, 2003--Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, today announced that Turktell, a wholly owned subsidiary of Turkcell, intends to buy a majority stake in Digital Platform, the leading digital satellite TV broadcaster in Turkey.

Turkcell's Board of Directors today unanimously authorized Turkcell management to enter into discussions regarding the purchase of 72.6% of Digital Platform from Yapi ve Kredi Bankasi A.S. and its subsidiaries. Completion of the purchase is contingent on the satisfaction of several conditions such as agreement on the fair-value assessments and opinion to be provided by a third party, due diligence report, obtaining necessary approvals and board approvals as well as signing the final share purchase agreement.




                              www.turkcell.com.tr




About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 17.2 million postpaid and prepaid customers as of June 30, 2003. Turkcell had revenues of US$ 1,074.8 million as of June 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey.


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For further information please contact:

Turkcell                                Citigate Dewe Rogerson

Investors:                              Europe
----------                              ------

Koray Ozturkler, Investor Relations     Kate Delahunty
Tel: +90 212 313 1500                   Tel: +44 20 7282 2934
Email: koray.ozturkler@turkcell.com.tr  Email: kate.delahunty@citigatedr.co.uk

Mehmet Sezgin, Investor Relations       United States
Tel: + 90 212 313 1290                  -------------
Email: mehmet.sezgin@turkcell.com.tr
                                        Victoria Hofstad/Patrick Hughes
investor.relations@turkcell.com.tr      Tel: +1 212 688 6840
                                       Email: victoria.hofstadqcitigatedr-ny.com
Media:                                        patrick.hughes@citigatedr-ny.com
------

Zuhal Seker, Corporate Communications
Tel: + 90 212 313 2330
Email: zuhal.seker@turkcell.com.tr

Okan Karagoz, Corporate Communications
Tel: + 90 212 313 2314
Email: okan.karagoz@turkcell.com.tr


Internet: www.turkcell.com.tr






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SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TURKCELL ILETISIM HIZMETLERI A.S.


Date:    September 5, 2003                    By:  /s/ MUZAFFER AKPINAR
                                                 -----------------------------
                                              Name:    Muzaffer Akpinar
                                              Title:   Chief Executive Officer